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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of
Management Investment Companies
Pursuant to Rule 17f-2 [17 CFR 270.17F-2]
---------------------------------------------------------------------------------------------- -------------------------------------
1. Investment Company Act File Number:                                                         Date examination completed:

811-09645                                                                                      January 8, 2002
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2. State identification Number:
        --------------------- -------------------- --------------------- --------------------- ---------------------- --------------
        AL                    AK                   AZ                    AR                    CA                     CO
        --------------------- -------------------- --------------------- --------------------- ---------------------- --------------
        CT                    DE                   DC                    FL                    GA                     HI
        --------------------- -------------------- --------------------- --------------------- ---------------------- --------------
        ID                    IL                   IN                    IA                    KS                     KY
        --------------------- -------------------- --------------------- --------------------- ---------------------- --------------
        LA                    ME                   MD                    MA                    MI                     MN
        --------------------- -------------------- --------------------- --------------------- ---------------------- --------------
        MS                    MO                   MT                    NE                    NV                     NH
        --------------------- -------------------- --------------------- --------------------- ---------------------- --------------
        NJ                    NM                   NY                    NC                    ND                     OH
        --------------------- -------------------- --------------------- --------------------- ---------------------- --------------
        OK                    OR                   PA                    RI                    SC                     SD
        --------------------- -------------------- --------------------- --------------------- ---------------------- --------------
        TN                    TX                   UT                    VT                    VA                     WA
        --------------------- -------------------- --------------------- -----------------------------------------------------------
        WV                    WI                   WY                    PUERTO RICO
        ----------------------------------------------------------------------------------------------------------------------------
        Other (specify):
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3. Exact name of investment company as specified in registration statement:

Nations Funds Trust
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4. Address of principal executive office (number, street, city, state, zip code):

101 South Tryon Street, Charlotte, North Carolina,  28255
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

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Investment Company

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                                SEC 2198 (11-91)

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                        Report of Independent Accountants

To the Board of Trustees of
Nations Funds Trust

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about Nations LifeGoal Income and Growth, Nations LifeGoal Balanced Growth and Nations LifeGoal Growth Portfolios, three of the portfolios constituting Nations Funds Trust (the "Trust"), compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of January 8, 2002. Management is responsible for the Trust's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Trust's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Trust's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of January 8, 2002, and with respect to agreement of investment purchases and sales, for the period from August 17, 2001 (the date of our last examination), through January 8, 2002:

-  Confirmation of all investments held by PFPC Inc. in book entry form;

- Reconciliation of all such investments to the books and records of the Trust and PFPC Inc.;

- Agreement of five investment purchases and five investment sales or maturities since our last report from the books and records of the Trust to trade confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust's compliance with specified requirements.

In our opinion, management's assertion that Nations Funds Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of January 8, 2002 with respect to securities reflected in the investment account of the Trust is fairly stated, in all material respects.



                                       sta

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This report is intended solely for the information and use of the Board of
Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.





PricewaterhouseCoopers LLP
March 28, 2002

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Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940

We, as members of management of Nations LifeGoal Income and Growth, Nations LifeGoal Balanced Growth and Nations LifeGoal Growth Portfolios, three of the portfolios constituting Nations Funds Trust (the "Trust"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of January 8, 2002, and from August 17, 2001 (last examination date) through January 8, 2002.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of January 8, 2002, and from August 17, 2001 (last examination date) through January 8, 2002, with respect to securities reflected in the investment account of the Trust.

Banc of America Advisors, LLC


By:


Robert H. Gordon
President
Banc of America Advisors, LLC


Edward Bedard
Senior Vice President and Chief Operating Officer
Banc of America Advisors, LLC
Nations Funds Trust


Richard Blank
Treasurer
Nations Funds Trust